

August 18, 2011

Via E-mail
Anthony M. Sanfilippo
President and Chief Executive Officer
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148

> **Re:** **Pinnacle Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-13641**

Dear Mr. Sanfilippo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. Please tell us whether management views operating data such as play from customers, trip frequency, casino visits, average spend per visit or RevPAR to be key performance measures. We may have further comment.

Results of Operations, page 28

2. In future Exchange Act periodic reports, please expand your disclosure to address why the adjustments you make to EBITDA are useful to investors.

<u>Liquidity and Capital Resources, page 37</u>

<u>Financing Cash Flow, page 39</u>

3.   We note that your credit facility and senior notes contain financial covenants. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3214 with any questions.

                                                Sincerely,

                                                /s/ Michael McTiernan

                                                Michael McTiernan
                                                Assistant Director